Exhibit 4.25

SECOND AMENDMENT TO

CONSULTING AGREEMENT

THIS SECOND AMENDMENT (the “Second Amendment”) is entered into as of November 4, 2021 by and between Enlivex Therapeutics, Ltd., a company organized under the laws of Israel, corporate number 51373620, whose address is at Kiriat Hadassa P.O.B 1267 Jerusalem Israel 91129 (the “Company”) and A.S. Novik Ltd., a company organized under the laws of Israel, corporate number 513439273, whose address is 30 Anni Maamin Street Ramat Hasharon Israel 47212 (the “Consultant”).

WHEREAS, reference is made to that Agreement entered into by and between the Company and the Consultant, dated September 7, 2018, as amended on June 24, 2020 (the “Consulting Agreement”). All capitalized terms used but not otherwise defined herein shall have the same meaning ascribed to such terms in the Consulting Agreement; and

WHEREAS, the Company and Consultant have agreed to certain amendments of the Consultant Agreement as set forth below.

NOW THEREFORE, the parties have agreed to the following amendments to the Consulting Agreement, effective as of January 1, 2021 (the “Effective Date”), as follows:

1.	Section 3(a) “(Base Retainer”) shall be amended by the deletion of the sentence: “Payments of Base Retainer shall be made in NIS, calculated using the exchange rate of the day of payment”.

2.	A new subsection 3(f) shall be added to the Consulting Agreement:

Payments in NIS

“All Dollar amounts enumerated in Section 3(a) (“Base Retainer”) and (d) (“Reimbursement of Expenses”), shall be paid to the Consultant in NIS, based on a $:NIS Exchange rate of 3.581.”

3.	A new subsection Section 3(g) shall be added to the Consulting Agreement:

Commission Payment

(i)	“Should the Company consummate a Commercial Transaction, or Sale, the Consultant shall receive 3.33% of Gross Proceeds actually received (the “Fee”) during the first five (5) years from the Sale or Commercial Transaction. However, in the case of a Commercial Transaction, the Fee with respect to any individual Commercial Transaction, shall only be paid once the aggregate Consideration actually received by the Company in respect of such Commercial Transaction are equal or greater than $20 million. A “Sale” shall mean: (a) any merger, consolidation, joint venture or other business combination (the “Business Combination”) pursuant to which the business of the Company is combined with that of a third party (which is not an affiliate of the Company) (a “Purchaser”) such that the shareholders of the Company prior to the consummation of the Business Combination, own less than 50% of the Company following the Business Combination; (b) the acquisition by a Purchaser as part of a Business Combination, directly or indirectly, of any of the capital stock of the Company, by way of negotiated purchase or any other means; and/or (c) the acquisition by a Purchaser, directly or indirectly, of any of the assets, properties and/or businesses of the Company, by way of a direct or indirect purchase, lease, license, exchange, joint venture or other means. A “Commercial Transaction” shall mean any partnering, licensing or similar deal in which the Company receives consideration. “Consideration” shall mean the total amount of cash and the fair market value (which fair market value shall be reduced in respect of any property paid at a discount) of other property paid or payable in connection with the Sale (including amounts paid into escrow, other than in connection with contingent payments) to the Company, its shareholders and/or holders of its other securities convertible into equity, including amounts paid or payable to acquire unexercised or unconverted warrants, convertible securities, options or similar rights, whether or not vested, plus, without duplication, in the event of a Sale structured under clause (a) or (b) of the definition of “Sale”, the principal amount of all indebtedness for borrowed money or similar non-trade related liabilities of the Company (collectively, “Indebtedness”) outstanding immediately prior to consummation of the Sale or, in the case of a sale of assets, all Indebtedness of the Company assumed by the Purchaser.

(ii)	If the Consideration is subject to increase by contingent payments related to future events, or is otherwise to be paid over time, the Fee relating thereto shall be calculated and paid as and when such payments are made, regardless of the date on which made. For purposes of determining the fair market value of any non-cash Consideration, such determination shall be made on the business day preceding the closing of the Sale, except that if any part of the Consideration consists of marketable securities, for purposes of determining the amount of the Consideration the value of those securities shall be determined by using the average of the last sale prices for those securities on the 10 trading days ending the last business day preceding the closing of a Sale.”

4.	Except as explicitly stated herein, all other terms and conditions of the Consulting Agreement shall remain in effect and unchanged.

5.	This Amendment shall be read together with the Consulting Agreement, and shall constitute an integral part thereof, and, save as expressly amended by this Amendment, the Consulting Agreement shall remain unaltered and in full force and effect.

6.	This Amendment constitutes the final, complete and exclusive agreement of the parties with respect to the subject matter hereof and supersedes and merges all prior discussions or agreements between the parties with respect to the subject matter hereof. No modification of or amendment to the Consulting Agreement as amended by this Amendment, nor any waiver of any rights under this Amendment, will be effective unless in writing and signed by both parties hereto.

7.	This Amendment and the Consulting Agreement shall be governed, construed and enforced in accordance with, the laws of Israel. The competent courts in the District of Tel Aviv shall have exclusive jurisdiction in all matters arising out of or in connection with the Consulting Agreement as amended hereby.

IN WITNESS WHEREOF, each of the parties hereto has caused this Second Amendment to be executed, all as of the day and year first above written.

ENLIVEX THERAPEUTICS, LTD.		A.S. NOVIK LTD.

By:	/s/ Oren Hershkovitz	By:	/s/ Shai Novik
Its:	Chief Executive Officer	By:

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